UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis shareholders approve all resolutions proposed by the Board of Directors at the Annual General Meeting

•	Shareholders approve 23rd consecutive dividend increase to CHF 2.95 (+4%) per share for 2019; representing a 3.5%[1] yield and approximately 54% payout of free cash flow

•	Shareholders confirm Dr. Joerg Reinhardt as Chairman of the Board of Directors as well as all other members who stood for re-election; Ms. Bridgette Heller and Mr. Simon Moroney elected to the Board of Directors

•	Shareholders approve all other proposals of the Board of Directors, including the 2019 Compensation Report in an advisory vote, as well as the future Board and Executive Committee compensation in separate binding votes

Basel, February 28, 2020 — Novartis shareholders today agreed to the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting (AGM). A total of 1,189 shareholders were present at the meeting held in Basel, representing approximately 59.09% of the issued shares of Novartis.

Shareholders approved the 23rd consecutive dividend increase per share since the creation of Novartis in 1996, with an increase of 4% to CHF 2.95 for 2019. Payment for the 2019 dividend will be made as of March 5, 2020. The dividend for 2019 is an approximately 54% payout of free cash flow, reinforcing the Company’s ongoing commitment to a strong dividend yield.

Annual re-election and election of Members of the Board

Shareholders re-elected Dr. Joerg Reinhardt as Chairman of the Board of Directors, and all members of the Board who stood for re-election, for one year. In addition, Ms. Bridgette Heller and Mr. Simon Moroney were elected as new members to the Board of Directors.

In addition, shareholders re-elected the following members of the Board of Directors to the Compensation Committee for one year: Patrice Bula, Srikant Datar, Enrico Vanni, and William T. Winters. The Committee will be chaired by Mr. Enrico Vanni. Further, shareholders elected Ms. Bridgette Heller as a new member of the Compensation Committee.

Share cancellation

In line with the Board of Directors’ recommendation, the shareholders also approved the cancellation of 60 313 900 shares repurchased under the seventh and under the eighth share repurchase program in 2019 and the reduction of the share capital accordingly by CHF 30 156 950, from CHF 1 263 687 410 to CHF 1 233 530 460.

Votes on Compensation for the members of the Board of Directors and the Executive Committee

In two separate binding votes, shareholders approved the total maximum amount of compensation for the members of the Board of Directors, covering the period from the 2020 AGM to the 2021 AGM, and the total maximum amount of compensation for the members of the Executive Committee for the financial year 2021.

Shareholders also endorsed the 2019 Compensation Report in an advisory vote. It contained enhanced disclosures in many areas, hence, providing greater transparency. The report also informed shareholders of prospective changes to the compensation system. These are based on the constructive feedback received from shareholders, our business strategy, and developing market practice.

For a detailed listing of all resolutions presented at the 2020 Annual General Meeting, please visit: https://www.novartis.com/agm

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “commitment,” “will,” “endorsed,” “prospective,” “strategy,” “developing,” “advisory,” or similar terms, or by express or implied discussions regarding the potential future impact on Novartis of the matters described in this release, including the future commercial performance of Novartis, the seventh share repurchase program, the eighth share repurchase program, the annual re-election and election of members of the Board of Directors and the Compensation Committee, votes on compensation for the members of the Board of Directors and the Executive Committee, and an advisory vote on the 2019 Compensation Report. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee as to the ultimate outcome of the matters described in this release or their potential impact on Novartis. In particular, our expectations regarding these matters could be affected by, among other things, uncertainties regarding future demand for our products; uncertainties regarding potential significant breaches of data security and data privacy, or disruptions of our information technology systems; the potential impact of the matters discussed in this release on Novartis management, its financial results and its competitiveness; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 145 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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Novartis Media Relations

E-mail: media.relations@novartis.com

Anja von Treskow

Novartis External Communication+41 79 392 86 97 (mobile)

anja.von_treskow@novartis.com

Eric Althoff

Novartis US External Communications

+1 646 438 4335 (mobile)

eric.althoff@novartis.com

Satoshi Sugimoto Novartis Switzerland Communications +41 79 619 20 35 (mobile) satoshi_jean.sugimoto@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Pierre-Michel Bringer Thomas Hungerbuehler Isabella Zinck	+41 61 324 1065 +41 61 324 8425 +41 61 324 7188	Cory Twining	+1 862 778 3258

1 Based on the SIX closing share price on February 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 28, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting